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                           June 27, 2023

       Steve Carnes
       Chief Executive Officer
       GEMZ Corp. NV
       2180 N. Park Avenue, Suite 200
       Winter Park, FL 32789

                                                        Re: GEMZ Corp. NV
                                                            Offering Statement
on Form 1-A
                                                            Amendment filed
June 21, 2023
                                                            File No. 024-12239

       Dear Steve Carnes:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2023 letter.

       Amended Offering Statement on Form 1-A filed June 21, 2023

       General

   1.                                                   We reissue comment 8.
We continue to note your belief that you are no longer a shell company. Given the
financial statements for BadgerBloX as of March 20, 2023 reflect no assets and no revenues
and the minimal operations to date, please revise the disclosure throughout the offering
circular, as you appear to continue to be a shell company, or provide a detailed
analysis as to why you no longer meet the definition of shell company in Rule 405 of
Regulation C. Please revise to disclose the impact of being a shell company has upon the
company and investors. In addition, please provide clear
                                                        disclosure in the
summary and in the business section that BadgerBloX has not had operations to date and
has not any generated revenues.
 Steve Carnes
GEMZ Corp. NV
June 27, 2023
Page 2

       You may contact Mark Rakip at 202-551-3573 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,
FirstName LastNameSteve Carnes
                                                          Division of
Corporation Finance
Comapany NameGEMZ Corp. NV
                                                          Office of Real Estate
& Construction
June 27, 2023 Page 2
cc:       Eric Newlan
FirstName LastName